Exhibit 21.1

Subsidiaries of the Company	Jurisdiction of Organization
XOMA (Bermuda) Ltd.	Bermuda
XOMA Ireland Limited	Ireland
XOMA Technology Ltd.	Bermuda
XOMA (US) LLC	Delaware
XOMA Limited	United Kingdom